OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MONTEZUMA COMPLETES 2013 DRILLING AT Miranda’s red Canyon GOLD Project

Vancouver, BC, Canada –September 16, 2013– Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), has completed its 2013 drill campaign at Red Canyon. Montezuma drilled three reverse circulation (“RC”) holes in the Wall structural corridor for a total of 2,170 ft (661.4 m).

The three RC holes tested portions of the northwest-trending Wall structural corridor, interpreted from gravity and resistivity surveys, in the Wall (two holes) and Ice (one hole) target areas. The corridor is approximately 1,500 ft (460 m) wide, at least 13,000 ft (4,000 m) long, and includes all or portions of three of the nine identified exploration targets at Red Canyon. Montezuma's 2009 core hole MR09-05C intersected 39 ft of 0.281 oz Au/ton (11.9 m of 9.64 g Au/t) in the vicinity of interpreted Wall corridor structures in the Ice target area. Montezuma's three 2013 RC holes probed the margins of the Wall corridor for intersections of inferred bounding faults with favorable limestone stratigraphy. All holes intersected calcareous siltstone to limestone and anomalous gold ranging up to 0.051 g Au/t.

Montezuma remains confident that Red Canyon contains opportunity for a significant gold discovery. After evaluating the accumulated project data, Montezuma will propose a work plan for 2014.

Since 2009, Montezuma performed geologic mapping, revised stratigraphic interpretations, completed soil and rock-chip geochemical surveys, and contracted CSAMT resistivity, ground magnetic, and gravity geophysical surveys. To date, Montezuma drilled a total of 35 RC and three core holes for a total of 35,212 ft (10,732.6 m). Montezuma conducts its drilling under the Bureau of Land Management-approved Red Canyon Plan of Operations that permits up to 125 acres (50 hectares) of total disturbance.

Project Details

The Red Canyon project is in Eureka County, Nevada, includes 254 unpatented lode mining claims (7.9 sq mi / 20.6 sq km) on the Battle Mountain-Eureka Trend, and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" through the upper plate of the Roberts Mountains Thrust that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting Barrick Gold's Cortez Hills gold deposit.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with, Montezuma Mines Inc., Prism Resources Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.